Exhibit 3

FOR IMMEDIATE RELEASE	4 November 2015

WPP PLC (”WPP”)

WPP agrees to acquire a majority stake in Essence, the leading global digital agency

WPP announces that it has agreed to acquire a majority stake in Essence Digital Limited (“Essence”), the global digital agency and the world’s largest independent buyer of digital media.

Essence blends data science, objective media and captivating experiences to build valuable connections between brands and consumers. Clients include Financial Times, Google, HP, Viber and Tesco Mobile. Essence will continue to operate as an independent brand within WPP and GroupM, WPP’s global media investment management division.

Founded in 2005 in London, with offices in New York, San Francisco, Seattle, Singapore and Tokyo, Essence employs 500 people and deploys campaigns in more than 70 markets, managing media spend of over US$700 million.

This acquisition continues WPP’s strategy of investing in fast growth markets, new media and digital, including data and the application of technology. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. Collectively, WPP generates worldwide billings of US$76 billion, revenues of US$19 billion and employs over 190,000 people (including associates and investments) in 112 countries.

Contact: Feona McEwan, WPP Chris Wade, WPP	+44(0) 207 408 2204
Kevin McCormack, WPP	+1(212) 632 2239